Contact

www.linkedin.com/in/
phillipslawrence (LinkedIn)
www.amazonspringwaters.com
(Company)

Top Skills

Banking
Fundraising
Project Finance

Lawrence Phillips

IQ121 | Amazon Natural Spring Waters
Auckland, Auckland, New Zealand

Summary

Mr. Phillips is a businessman with experience in the financial industry, including public offerings, venture capital, debt and company restructuring, and property development. He is currently involved with several projects on the research and development side. He has the power to bring urgency and efficiency to an organization.

With over 20 years of experience in Corporate Finance, Lawrence brings extensive knowledge and experience in corporate advisory and finance transactions. Lawrence's area of expertise spans: acquisitions and divestments; company management; capital raisings (both public and private); strategic reviews; capital structure; option analysis; and corporate valuations.

Since December 2023, Lawrence has also served as the co-founder of IQ121, where he continues to drive the company's vision and growth in the ever-evolving business landscape.

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Experience

IQ121.COM Limited
Co-Founder
December 2023 - Present (2 years 3 months)
United States

Amazon Natural Spring Waters Limited
23 years 2 months

Director
September 2009 - Present (16 years 6 months)
London, England, United Kingdom

Director
April 2004 - Present (21 years 11 months)

Director

January 2003 - Present (23 years 2 months)

owner

CINERGY COMMODITY TRADEX LIMITED
Director
September 2012 - Present (13 years 6 months)

CINERGY COMMODITY TRADEX LIMITED

LBPS
Director
January 2005 - November 2011 (6 years 11 months)

project manager Owner

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Education

hagley
None, Economics · (1982 - 1987)

hagley
economics · (1986 - 1986)